SHIN
CORPORATION

RECEIVED
2009 SEP -9 A 6:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 1, 2009

09046908

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 058/2009**

  SUPPL

  Subject: Resignation of director and appointment of a new director

  Date: September 1, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Panapichon A

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

9/9

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 3, 2009

SH 058/2009

September 1, 2009

Subject: Resignation of a director and appointment of a new director

To: The President
The Stock Exchange of Thailand

We would like to inform you of the resignation of Mrs. Thitima Rungkwansiriroj from the Board and the Nomination and Governance Committee, effective September 1, 2009. The Board of Director of the Company has resolved to appoint Mr. Arthid Nanthawithaya as a director and member of the Nomination and Governance Committee in place of Mrs. Thitima Rungkwansiriroj. In addition, the Company's authorized signatories are now as follows:

"Mr. Boon Swan Foo, Mr. Somprasong Boonyachai or Mr. Arak Chonlatanon any two of these three persons sign jointly with the Company's seal affixed"